Exhibit 12.1

Plum Creek Timber Company, Inc.

Ratio of Earnings to Fixed Charges

(In Millions)		Years Ended December 31,
	3 Months Ended March 31, 2007	2006	2005	2004	2003	2002
Consolidated pretax income from continuing operations	$41	$328	$339	$366	$186	$235
Interest and other financial charges included in expense	36	138	118	118	126	113
Interest portion of rental expense	1	2	1	1	1	1

Earnings	$78	$468	$458	$485	$313	$349

Interest and other financial charges	$36	$138	$118	$118	$126	$113
Interest portion of rental expense	1	2	1	1	1	1

Fixed Charges	$37	$140	$119	$119	$127	$114

Ratio of Earnings to Fixed Charges	2.1	3.3	3.8	4.1	2.5	3.1